NEWS RELEASE

Lithium Argentina Announces Repurchase of $200 Million of its 2027 Convertible Notes

October 26, 2026 - Zug, Switzerland: Lithium Argentina AG ("Lithium Argentina" or the "Company") (TSX: LAR) (NYSE: LAR) today announced that it has repurchased $200 million aggregate principal amount of its convertible senior notes due January 2027 (the "2027 Notes") in privately negotiated transactions with a limited number of qualified institutional buyers for approximately $198 million in cash, plus accrued interest. The repurchases were funded with cash on hand, including proceeds of the $180 million strategic investment from Ganfeng Lithium Group Co., Ltd. ("Ganfeng") that closed on September 15, 2026. Following the repurchases, approximately $59 million aggregate principal amount of the 2027 Notes remains outstanding. Lithium Argentina intends to repay the remaining balance at or before its January 15, 2027 maturity from cash on hand, which exceeded $100 million following the repurchases, further reducing its overall debt.

"Repurchasing the majority of the 2027 Notes with cash is the next step in deleveraging and strengthening our balance sheet," said Sam Pigott, Chief Executive Officer. "With no other corporate-level debt maturing until 2032 and Cauchari-Olaroz generating strong cash flow, we are well positioned to allocate capital in the way that best serves our shareholders."

Pursuant to the terms of the indenture governing the 2027 Notes, the Company may from time to time repurchase 2027 Notes through privately negotiated transactions or otherwise, depending on market conditions, applicable securities law and other factors. There can be no assurance as to the timing or amount of any further repurchases.

This news release is for informational purposes only and does not constitute an offer to purchase, or the solicitation of an offer to sell, any 2027 Notes or other securities.

The transactions described in this news release were effected through privately negotiated agreements with a limited number of holders located outside Canada. No offer to purchase 2027 Notes has been made, nor is any such offer being made, directly or indirectly, in Canada, and no resident of Canada is being solicited to participate in any such transaction.

ABOUT LITHIUM ARGENTINA

Lithium Argentina jointly owns and manages the Cauchari-Olaroz lithium brine operation in the Jujuy province of Argentina and is advancing the PPG lithium brine development in the Salta province of Argentina. Lithium is a key material used in the production of lithium-ion batteries, electric vehicles, and battery energy storage systems (BESS). The Company currently trades on the TSX and on the NYSE under the ticker "LAR".

For further information contact:

Investor Relations

Telephone: +1 778-653-8092

Email: kelly.obrien@lithium-argentina.com

Website: http://www.lithium-argentina.com

NEWS RELEASE

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" and "forward-looking statements" (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "target", "intend", "could", "might", "should", "believe", "scheduled", "implement" and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Forward-looking information in this news release include, without limitation, information with respect to the following matters or the Company's expectations relating to such matters: the anticipated benefits of the repurchases; the Company's ability to repurchase or repay the remaining 2027 Notes at or before maturity; whether, when and on what terms the Company may repurchase additional 2027 Notes; the Company's intention to repay the remaining 2027 Notes from cash on hand; the Company's expected debt levels and financial position following such repayment; and the Company's capital allocation priorities.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company's actual results or performance to differ materially. This information reflects the Company's current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this news release, the Company has made assumptions regarding, among other things: current technological trends; the business relationship between the Company and Ganfeng; ability to fund its operations; the ability to operate in a safe and effective manner; uncertainties relating to obtaining and/or maintaining mining, exploration, development, environmental and other permits or approvals in Argentina; demand for lithium; impact of increasing competition in the lithium business, including the Company's competitive position in the industry; general economic conditions; stability and support of legislative, regulatory and community environment in the jurisdiction where it operates; estimates of and changes to market prices for lithium and commodities; estimates costs for the project or operation; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; and the ability to achieve full production; and accuracy of budget and estimates. Forward- looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others: the anticipated benefits of the repurchases may not be realized as contemplated, or at all; the Company may not be able to repurchase or repay the remaining 2027 Notes as contemplated, or at all; the Company's plans for PPG and PPG may not be implemented as contemplated, or at all; the benefits of RIGI may not be realized as anticipated, or at all; the operations may not operate and produce as planned; cost overruns; market prices affecting development of the operation; risks associated with co-ownership arrangements; risks with ability to successfully secure adequate financing if necessary; risks to the growth of the lithium markets; lithium prices; inability to obtain any future required governmental permits and that operations may be limited by government-imposed limitations; technology, cyber security and artificial intelligence risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; operational risks; changes in government regulations; changes in environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project or operation parameters; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; opposition to the Company's projects; geological or technical or processing problems; liabilities and risks; health and safety risks; unanticipated results; unpredictable weather; unanticipated delays; reduction in demand for lithium; inability to generate profitable operations; restrictive covenants in debt instruments; intellectual property risks; dependency on key personnel; currency and interest rate fluctuations; and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company's management discussion analysis and most recent Annual Report on Form 20-F, copies of which are available on SEDAR+ at www.sedarplus.ca

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward- looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.